Surge Global Energy, Inc.
12220 El Camino Real, Suite 410
San Diego, California 92130
Via Edgar

June 28, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Re: Surge Global Energy, Inc.

Request to Withdraw Registration Statement on Form SB-2 (RW)
SEC File Number  333-139527

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Surge Global Energy, Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-139527), which was filed with the Securities and Exchange Commission (the "Commission") on December 20, 2006 along with any amendments and exhibits (the "Registration Statement").

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

None of the Registrant’s securities were sold pursuant to the Registration Statement. This request is being made because of several material changes in our business and our determination that we require more time to provide more meaningful disclosures to investors.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (858) 704-5009, or the Company's counsel, Dennis Doucette at (858) 720-6322.

 Very truly yours,

/s/ William Greene
William Greene,
Chief Financial Officer